UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

NuScale Power Corporation
(Name of Issuer)

Class A common stock, par value $0.0001 per share
(Title of Class of Securities)

67079K100
(CUSIP Number)

May 2, 2022
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67079K100	Page 2 of 17 Pages

1	NAMES OF REPORTING PERSONS Doosan Enerbility Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,902,061 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,902,061 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,902,061 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.2% (2)
12	TYPE OF REPORTING PERSON CO

(1)	Consists of 3,902,061 shares of Class B common stock, par value $0.0001 per share, of NuScale Power Corporation (“Class B Common Stock”) directly held by Doosan Enerbility Co., Ltd. (“Doosan”). Each share of Class B Common Stock, when paired with one Class B Unit of NuScale Power, LLC, may be exchanged at the holder’s election for one share of Class A common stock, par value $0.0001 per share of NuScale Power Corporation (“Class A Common Stock”).

(2)	Based on an aggregate of 43,615,304 shares of Class A Common Stock issued and outstanding as of May 2, 2022, as reported on the Issuer’s Form 8-K filed with the Securities and Exchange Commission (“SEC”) on May 2, 2022, plus 3,902,061 shares of Class B Common Stock held by Doosan.

CUSIP No. 67079K100	Page 3 of 17 Pages

1	NAMES OF REPORTING PERSONS Next Tech 1 New Technology Investment Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,241,765 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,241,765 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,241,765 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.9% (2)
12	TYPE OF REPORTING PERSON OO

(1)	Consists of 4,241,765 shares of Class B Common Stock directly held by Next Tech 1 New Technology Investment Fund (“Next Tech 1”). Each share of Class B Common Stock, when paired with one Class B Unit of NuScale Power, LLC, may be exchanged at the holder’s election for one share of Class A Common Stock.
(2)	Based on an aggregate of 43,615,304 shares of Class A Common Stock issued and outstanding as of May 2, 2022, as reported on the Issuer’s Form 8-K filed with the SEC on May 2, 2022, plus 4,241,765 shares of Class B Common Stock held by Next Tech 1.

CUSIP No. 67079K100	Page 4 of 17 Pages

1	NAMES OF REPORTING PERSONS Next Tech 3 New Technology Investment Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,512,729 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,512,729 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,512,729 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.4% (2)
12	TYPE OF REPORTING PERSON OO

(1)	Consists of 4,512,729 shares of Class B Common Stock directly held by Next Tech 3 New Technology Investment Fund (“Next Tech 3”). Each share of Class B Common Stock, when paired with one Class B Unit of NuScale Power, LLC, may be exchanged at the holder’s election for one share of Class A Common Stock.
(2)	Based on an aggregate of 43,615,304 shares of Class A Common Stock issued and outstanding as of May 2, 2022, as reported on the Issuer’s Form 8-K filed with the SEC on May 2, 2022, plus 4,512,729 shares of Class B Common Stock held by Next Tech 3.

CUSIP No. 67079K100	Page 5 of 17 Pages

1	NAMES OF REPORTING PERSONS BH Investment and Liberty Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,126,914 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,126,914 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,126,914 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.3% (2)
12	TYPE OF REPORTING PERSON CO

(1)	Consists of (i) 4,241,765 shares of Class B Common Stock directly held by Next Tech 1, (ii) 372,420 shares of Class B Common Stock directly held by Next Tech 2 New Technology Investment Fund (“Next Tech 2”) and (iii) 4,512,729 shares of Class B Common Stock directly held by Next Tech 3. BH Investment and Liberty Ltd. (“BHI”) is, together with IBK Securities Co., Ltd. (“IBKS”), the co-general partner of Next Tech 1 and Next Tech 2, and, together with SB Partners Co., Ltd. (“SB”) and SAC Partners Co., Ltd. (“SAC”), the co-general partner of Next Tech 3, with the right to vote or dispose of the shares of Class B Common Stock held by Next Tech 1, Next Tech 2 and Next Tech 3. Each share of Class B Common Stock, when paired with one Class B Unit of NuScale Power, LLC, may be exchanged at the holder’s election for one share of Class A Common Stock.
(2)	Based on an aggregate of 43,615,304 shares of Class A Common Stock issued and outstanding as of May 2, 2022, as reported on the Issuer’s Form 8-K filed with the SEC on May 2, 2022, plus 9,126,914 shares of Class B Common Stock held by Next Tech 1, Next Tech 2 and Next Tech 3.

CUSIP No. 67079K100	Page 6 of 17 Pages

1	NAMES OF REPORTING PERSONS Dae Seok Bae
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,126,914 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,126,914 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,126,914 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.3% (2)
12	TYPE OF REPORTING PERSON IN

(1)	Consists of (i) 4,241,765 shares of Class B Common Stock directly held by Next Tech 1, (ii) 372,420 shares of Class B Common Stock directly held by Next Tech 2 and (iii) 4,512,729 shares of Class B Common Stock directly held by Next Tech 3. BHI is, together with IBKS, the co-general partner of Next Tech 1 and Next Tech 2, and, together with SB and SAC, the co-general partner of Next Tech 3, with the right to vote or dispose of the shares of Class B Common Stock held by Next Tech 1, Next Tech 2 and Next Tech 3. Dae Seok Bae is the sole controlling person of BHI and therefore is deemed to be an indirect beneficial owner of the shares of Class B Common Stock held by Next Tech 1, Next Tech 2 and Next Tech 3. Each share of Class B Common Stock, when paired with one Class B Unit of NuScale Power, LLC, may be exchanged at the holder’s election for one share of Class A Common Stock.
(2)	Based on an aggregate of 43,615,304 shares of Class A Common Stock issued and outstanding as of May 2, 2022, as reported on the Issuer’s Form 8-K filed with the SEC on May 2, 2022, plus 9,126,914 shares of Class B Common Stock held by Next Tech 1, Next Tech 2 and Next Tech 3.

CUSIP No. 67079K100	Page 7 of 17 Pages

1	NAMES OF REPORTING PERSONS SB Partners Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,512,729 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,512,729 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,512,729 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.4% (2)
12	TYPE OF REPORTING PERSON CO

(1)	Consists of 4,512,729 shares of Class B Common Stock directly held by Next Tech 3. SB is, together with BHI and SAC, the co-general partner of Next Tech 3, with the right to vote or dispose of the shares of Class B Common Stock held by Next Tech 3. Each share of Class B Common Stock, when paired with one Class B Unit of NuScale Power, LLC, may be exchanged at the holder’s election for one share of Class A Common Stock.
(2)	Based on an aggregate of 43,615,304 shares of Class A Common Stock issued and outstanding as of May 2, 2022, as reported on the Issuer’s Form 8-K filed with the SEC on May 2, 2022, plus 4,512,729 shares of Class B Common Stock held by Next Tech 3.

CUSIP No. 67079K100	Page 8 of 17 Pages

1	NAMES OF REPORTING PERSONS Hwaseung Industries Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,512,729 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,512,729 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,512,729 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.4% (2)
12	TYPE OF REPORTING PERSON CO

(1)	Consists of 4,512,729 shares of Class B Common Stock directly held by Next Tech 3. SB is, together with BHI and SAC, the co-general partner of Next Tech 3. Hwaseung Industries Co., Ltd. is the sole controlling person of SB, and therefore is deemed to be an indirect beneficial owner of the shares of Class B Common Stock held by Next Tech 3. Each share of Class B Common Stock, when paired with one Class B Unit of NuScale Power, LLC, may be exchanged at the holder’s election for one share of Class A Common Stock.
(2)	Based on an aggregate of 43,615,304 shares of Class A Common Stock issued and outstanding as of May 2, 2022, as reported on the Issuer’s Form 8-K filed with the SEC on May 2, 2022, plus 4,512,729 shares of Class B Common Stock held by Next Tech 3.

CUSIP No. 67079K100	Page 9 of 17 Pages

1	NAMES OF REPORTING PERSONS SAC Partners Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,512,729 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,512,729 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,512,729 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.4% (2)
12	TYPE OF REPORTING PERSON CO

(1)	Consists of 4,512,729 shares of Class B Common Stock directly held by Next Tech 3. SAC is, together with BHI and SB, the co-general partner of Next Tech 3, with the right to vote or dispose of the shares of Class B Common Stock held by Next Tech 3. Each share of Class B Common Stock, when paired with one Class B Unit of NuScale Power, LLC, may be exchanged at the holder’s election for one share of Class A Common Stock.
(2)	Based on an aggregate of 43,615,304 shares of Class A Common Stock issued and outstanding as of May 2, 2022, as reported on the Issuer’s Form 8-K filed with the SEC on May 2, 2022, plus 4,512,729 shares of Class B Common Stock held by Next Tech 3.

CUSIP No. 67079K100	Page 10 of 17 Pages

1	NAMES OF REPORTING PERSONS Chang Sun Son
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,512,729 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,512,729 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,512,729 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.4% (2)
12	TYPE OF REPORTING PERSON IN

(1)	Consists of 4,512,729 shares of Class B Common Stock directly held by Next Tech 3. SAC is, together with BHI and SB, the co-general partner of Next Tech 3, with the right to vote or dispose of the shares of Class B Common Stock held by Next Tech 3. Chang Sun Son is the sole controlling person of SAC and therefore is deemed to be an indirect beneficial owner of the shares of Class B Common Stock held by Next Tech 3. Each share of Class B Common Stock, when paired with one Class B Unit of NuScale Power, LLC, may be exchanged at the holder’s election for one share of Class A Common Stock.
(2)	Based on an aggregate of 43,615,304 shares of Class A Common Stock issued and outstanding as of May 2, 2022, as reported on the Issuer’s Form 8-K filed with the SEC on May 2, 2022, plus 4,512,729 shares of Class B Common Stock held by Next Tech 3.

CUSIP No. 67079K100	Page 11 of 17 Pages

Item 1.	(a)	Name of Issuer:

NuScale Power Corporation, a Delaware corporation

(b)	Address of Issuer’s Principal Executive Offices:

6650 SW Redwood Lane, Suite 210

Portland, Oregon, 97224

Item 2.	(a)	Name of Person Filing:

This Schedule 13G is being filed jointly by:

(i)	Doosan Enerbility Co., Ltd. (“Doosan”);
(ii)	Next Tech 1 New Technology Investment Fund (“Next Tech 1”);
(iii)	Next Tech 3 New Technology Investment Fund (“Next Tech 3”);
(iv)	BH Investment and Liberty Ltd. (“BHI”);
(v)	Dae Seok Bae;
(vi)	SB Partners Co., Ltd. (“SB”);
(vii)	Hwaseung Industries Co., Ltd. (“Hwaseung”);
(viii)	SAC Partners Co., Ltd. (“SAC”); and
(ix)	Chang Sun Son,

(each a “Reporting Person” and, collectively, the “Reporting Persons”).

(b)	Address of Principal Business Office or, if none, Residence:

The address of principal business office of each of the Reporting Persons is as follows:

Doosan

22, Doosanvolvo-ro, Seongsan-gu

Changwon-si 51711, Gyeongsangnam-do, Republic of Korea

Next Tech 1

11, Gukjegeumyung-ro 6-gil, Yeongdeungpo-gu

Seoul 05263, Republic of Korea

Next Tech 3

8, 301 Seocho-Daero, Seocho-Gu,

Seoul 06606, Republic of Korea

BHI and Dae Seok Bae

9F, 21, Yeouidaebang-ro 67-gil, Yeongdeungpo-gu

Seoul 07333, Republic of Korea

SB and Hwaseung

6F, 1079, Jungang-daero, Yeonje-gu

Busan 47540, Republic of Korea

SAC and Chang Sun Son

#416, MagokGranTwin Tower B, 18, Magokjungang 4-ro, Gangseo-gu

Seoul 07631, Republic of Korea

CUSIP No. 67079K100	Page 12 of 17 Pages

(c)	Citizenship:

See the response to row 4 of the cover page for each Reporting Person.

(d)	Title of Class of Securities:

Class A common stock, par value $0.0001 per share (“Class A Common Stock”)

(e)	CUSIP Number:

67079K100

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

(a) Amount Beneficially Owned: See the response to row 9 of the cover page for each Reporting Person.

(b) Percent of Class: See the response to row 11 of the cover page for each Reporting Person.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

See the response to row 5 of the cover page for each Reporting Person.

(ii) Shared power to vote or to direct the vote

See the response to row 6 of the cover page for each Reporting Person.

CUSIP No. 67079K100	Page 13 of 17 Pages

(iii) Sole power to dispose or to direct the disposition of

See the response to row 7 of the cover page for each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of

See the response to row 8 of the cover page for each Reporting Person.

All of the Reporting Persons are deemed beneficial owners of shares of Class B Common Stock. Each share of Class B Common Stock, when paired with one Class B Unit of NuScale Power, LLC (“NuScale LLC”), may be exchanged at the holder’s election for one share of Class A Common Stock of NuScale Power Corporation.

Doosan is a publicly traded entity listed on the Korea Stock Exchange with no controlling shareholder.

BHI, as the co-general partner of Next Tech 1, Next Tech 2 New Technology Investment Fund (“Next Tech 2”) and Next Tech 3, and Dae Seok Bae, as the controlling person of BHI, are deemed to be indirect beneficial owners of the shares of Class B Common Stock owned by Next Tech 1, Next 2 and Next Tech 3.

BHI and IBK Securities Co., Ltd. (“IBKS”), the co-general partner of Next Tech 1 and Next Tech 2, exercise the right to vote or dispose of the shares of Class B Common Stock held by Next Tech 1 and Next Tech 2 by unanimous consent of the co-general partners.

Additionally, IBKS is the sole general partner of IBKS SME Accelerating Private Equity Fund, which is, together with YJA SME M&A Private Equity Fund and Whale No.1 SME M&A Private Equity Fund, the member of NuScale Korea Ltd. (“NuScale Ltd.”), the sole controlling person of NuScale Korea Holdings LLC (“NuScale Korea”), with the indirect right to vote or dispose of the shares of Class B Common Stock held by NuScale Korea as a result of its indirect membership interest in NuScale Korea. Industrial Bank of Korea, as the controlling person of IBKS, and the Republic of Korea Ministry of Economy and Finance, as the controlling person of the Industrial Bank of Korea, are deemed to be indirect beneficial owners of the shares of Class B Common Stock owned by Next Tech 1, Next Tech 2 and NuScale Korea.

Each of SB and SAC, as the co-general partners of Next Tech 3 together with BHI, and Chang Sun Son, as the controlling person of SAC, is deemed an indirect beneficial owner of the shares of Class B Common Stock owned by Next Tech 3.

BHI, SB and SAC exercise the right to vote or dispose of the shares of Class B Common Stock held by Next Tech 3 by unanimous consent of the co-general partners.

NuScale LLC and Doosan are parties to a Master Services Agreement, dated as of April 29, 2019, in relation to manufacturing consulting services for the NuScale Power Module™. Relatedly, NuScale LLC and Doosan are parties to a Business Collaboration Agreement, dated as of July 31, 2019, as amended by the First Amendment to Business Collaboration Agreement, dated as of November 15, 2019, as further amended by the Second Amendment to Business Collaboration Agreement, dated as of December 19, 2019, and as further amended by the Third Amendment to Business Collaboration Agreement, dated as of July 5, 2021 (collectively, the “BCA”), pursuant to which the scope of Doosan’s preferential rights pursuant to such Master Services Agreement is increased based on investments previously made by Doosan, NuScale Korea, Next Tech 1, Next Tech 2 and Next Tech 3.

Due to the current relationship among them with respect to the BCA, Doosan, NuScale Korea, Next Tech 1, Next Tech 2 and Next Tech 3 (as well as the other Reporting Persons as their indirect beneficial owners) disclaim their status as a “group” under Section 13(d) of the Securities Exchange Act of 1934, as amended, with respect to the shares of Class B Common Stock beneficially owned by each entity.

CUSIP No. 67079K100	Page 14 of 17 Pages

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 67079K100	Page 15 of 17 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: May 13, 2022

DOOSAN ENERBILITY CO., LTD.

By:	/s/ Kiyong Na
Name:	Kiyong Na
Title:	CEO of Nuclear BG

Next Tech 1 New Technology Investment Fund

By:	/s/ Dae Seok Bae
Name:	Dae Seok Bae
Title:	Director

Next Tech 3 New Technology Investment FunD

By: Its Co-General Partner, BH INVESTMENT AND LIBERTY LTD.

By:	/s/ Chang Sun Son
Name:	Chang Sun Son
Title:	Director

By:	Its Co-General Partner
SB PARTNERS CO., LTD.

By:	/s/ Won Yong Jung
Name:	Won Yong Jung
Title:	Representative Director

By:	Its Co-General Partner
SAC PARTNERS

By:	/s/ Chang Sun Son
Name:	Chang Sun Son
Title:	Director

BH Investment and Liberty Ltd.

By:	/s/ Dae Seok Bae
Name:	Dae Seok Bae
Title:	Director

/s/ Dae Seok Bae
Name:	Dae Seok Bae

CUSIP No. 67079K100	Page 16 of 17 Pages

SB Partners Co., Ltd.

By:	/s/ Won Yong Jung
Name:	Won Yong Jung
Title:	Representative Director

Hwaseung Industries Co., Ltd.

By:	/s/ Suk Ho Hyun
Name:	Suk Ho Hyun
Title:	CEO & Vice Chairman

SAC Partners CO., LTD.

By:	/s/ Chang Sun Son
Name:	Chang Sun Son
Title:	Director

/s/ Chang Sun Son
Name:	Chang Sun Son

CUSIP No. 67079K100	Page 17 of 17 Pages

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Joint Filing Agreement